UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __) *


                             Entrada Software, Inc.
                          -----------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   29382W106
                                 --------------
                                 (CUSIP Number)

                               December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ]   Rule 13d-1(b)
     [ ]   Rule 13d-1(c)
     [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
-------------------                                            -----------------
CUSIP NO. 29382W106                                            Page 2 of 6 Pages
-------------------                                            -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Aztore Holdings, Inc.
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Arizona
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    1,390,975
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     -0-
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       1,390,975
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    -0-
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,529,095
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   20.00%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   CO
   -----------------------------------------------------------------------------

                                  SCHEDULE 13G
-------------------                                            -----------------
CUSIP NO. 29382W106                                            Page 3 of 6 Pages
-------------------                                            -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Michael S. Williams
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [X]
                                                                         (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    1,529,095
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     -0-
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       1,529,095
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    -0-
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,529,095
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   20.00%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

                                  SCHEDULE 13G
-------------------                                            -----------------
CUSIP NO. 29382W106                                            Page 4 of 6 Pages
-------------------                                            -----------------


ITEM 1. NAME OF ISSUER

     (a)  Name of Issuer:

          Entrada Software, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          7825 East Gelding Drive, Suite 102
          Scottsdale, Arizona 85260

ITEM 2. NAME OF PERSON FILING

     (a)  Name:

          Aztore Holdings, Inc.
          Michael S. Williams

     (b)  Address of Principal Business Office:

          3710 East Kent Drive
          Phoenix, Arizona 85044

     (c)  Citizenship:

          See Item 4 of Cover Sheet

     (d)  Title of Class of Securities:

          Common Stock, $.001 par value

     (e)  CUSIP Number:

          29382W106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. 240.13D-1(B) OR SS. 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under Section 15 of the Act.
     (b) [ ] Bank as defined in section 3(a)(6) of the Act.
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.
     (e) [ ] An investment adviser in accordance with ss.240.13(d)-1(b)(1)(ii)(E).
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
             Act of 1940.
     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                  SCHEDULE 13G
-------------------                                            -----------------
CUSIP NO. 29382W106                                            Page 5 of 6 Pages
-------------------                                            -----------------

ITEM 4. OWNERSHIP.

     All ownership information is as of December 31, 2000.

     (a)  Amount Beneficially Owned: See Item 9 of Cover Sheet.

     (b)  Percent of Class: See Item 11 of Cover Sheet.

     (c)  Number of shares as to which the person has:

          (i)   sole power to vote of to direct the vote:

                See Item 5 of Cover Sheet.

          (ii)  shared  power to vote or to direct the vote:

                See Item 6 of Cover Sheet.

          (iii) sole power to dispose or to direct the disposition of:

                See Item 7 of Cover Sheet.

          (iv)  shared power to dispose or to direct the disposition of:

                See Item 8 of Cover Sheet.

     Mr. Williams is the Chairman, Chief Executive Officer and Chief Portfolio Officer of Aztore Holdings, Inc. Mr. Williams holds 138,120 shares individually and may be deemed to have beneficial ownership of the shares held by Aztore Holdings due to his positions with this corporation and voting control of the shares held by Aztore Holdings. Mr. Williams disclaims beneficial ownership of the shares held by Aztore Holdings, Inc. except to the extent of his beneficial ownership of Aztore Holdings.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

                                  SCHEDULE 13G
-------------------                                            -----------------
CUSIP NO. 29382W106                                            Page 6 of 6 Pages
-------------------                                            -----------------

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

     Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.

ITEM 10. CERTIFICATION

     Not Applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Aztore Holdings, Inc.


Dated: February 12, 2001                By: /s/ Michael S. Williams
                                            ------------------------------------
                                            Michael S. Williams


Dated: February 12, 2001                    /s/ Michael S. Williams
                                            ------------------------------------
                                            Michael S. Williams

                                                                       EXHIBIT 1

                             JOINT FILING STATEMENT

                     STATEMENT PURSUANT TO RULE 13D-1(K)(1)

     The  undersigned  hereby  consent  and agree to file a joint  statement  on
Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to shares of common stock of Entrada Software, Inc. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

                                        Aztore Holdings, Inc.


Dated: February 12, 2001                By: /s/ Michael S. Williams
                                            ------------------------------------
                                            Michael S. Williams


Dated: February 12, 2001                    /s/ Michael S. Williams
                                            ------------------------------------
                                            Michael S. Williams